Exhibit 99.1

Cheetah Mobile Announces US$100 million Share Repurchase Program

BEIJING, Sept. 13, 2018 /PRNewswire/ — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with a strong global vision, today announced that the Company’s board of directors approved a share repurchase program whereby the Company may purchase its American depositary shares (“ADSs”) with an aggregate value of up to US$100 million over the next 12-month period.

Mr. Sheng Fu, Cheetah Mobile’s Chairman, and Chief Executive Officer, stated, “The board’s decision to purchase Cheetah Mobile’s ADSs reflects our belief that buying back our own shares is a good investment for the Company. Cheetah Mobile continues to generate substantial earnings and free cash flow. Driven by our mobile utility products business in the domestic market, and our mobile game operations, we expect our total revenues to recover its growth trend in the second half of 2018. In addition, our AI technology business has made solid progress, which has positioned us well in the post-mobile era. We are confident in the long-term outlook for our business.”

The repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. The timing and extent of any purchases will depend on market conditions, the trading price of the Company’s ADSs and other factors, subject to applicable rules and regulations. The Company expects to implement this share repurchase program in a manner consistent with market conditions and in the best interests of the Company’s shareholders. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustments of its terms and size accordingly. The Company plans to use its available cash balance to fund repurchases made under this program.

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with strong global vision. It has attracted hundreds of millions of monthly active users through its mobile utility products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2, and live streaming product Live.me. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on selected mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR Inc.

Jack Wang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com